Exhibit 21.1

Subsidiaries of FirstCommunity Capital Corporation

Name of Subsidiary	Jurisdiction of Incorporation
First Community Capital Corporation of	Delaware
Delaware, Inc.
First Community Bank, N.A	United States
The Express Bank	Texas
First Community Capital Trust I	Delaware
First Community Capital Trust II	Delaware
First Community Advisors, Inc.	Texas